

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2011

<u>Via Email</u>

Bryan K Davis
Senior Vice President and Chief Financial Officer
Brookfield Properties Corporation
Suite 330
Brookfield Place
181 Bay Street
Toronto, Ontario Canada M5J2T3

   **Re: Brookfield Properties Corporation**
      **Form 40-F**
      **Filed March 31, 2011**
      **Form 6-K**
      **Filed March 8, 2011**
      **File No. 001-14916**

Dear Mr. Davis:

   We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Exhibit 99.1 to Form 40-F</u>

<u>Acquisitions and Dispositions, page 5</u>

1. In future periodic reports, to the extent applicable, please disclose the weighted average capitalization rate of your aggregate property acquisitions and your aggregate dispositions made during the reporting period.  Please also disclose how you calculate capitalization rates.

Business of Brookfield Properties, page 9

2. Refer to the chart on page 9.  In future periodic reports, please include the year of expiry for the Bank of America/Merrill Lynch lease.

3. We note your disclosure throughout this section that references different classes of buildings, as well as markets.  In future periodic reports, please explain this rating system in greater detail and include in your explanation whether this system is broadly used in your industry.

Exhibit 99.1 to Form 6-K filed March 8, 2011

Performance Measurement

Funds from Operations

4. Please tell us and clarify in future periodic reports whether your FFO definition is the same as the NAREIT FFO definition.

Commercial Properties

5. We note your discussion of "tenant installation costs" and that for a majority of your leases, you pay a capital allowance for tenant improvements, as well as leasing commissions.  We further note that you disclose a total cost amount for 2010.  In future periodic reports, please provide such costs on a per square foot basis, or, alternatively, provide the total square footage so the per square foot amount may be calculated.

Commercial Property Operations

6. We note your discussion of "same property net operating income."  Please advise us, and in future periodic reports please disclose, how you define your same property pool.  In particular, please clarify whether you ever remove a property from the same store pool even though it was owned for all relevant periods.

7. We note the following disclosure:  "Our leases generally have clauses which provide for the collection of rental revenues in amounts that increase every five years."  In future periodic reports, please disclose the percentage of new leases that have escalator clauses and disclose the range of increases.

8. Please refer to the "average in-place rents" table.  In future periodic reports, please provide quantitative disclosure regarding the impact of concessions, such as free rent, and tenant expense reimbursements on this figure.

9. In future periodic reports, please provide disclosure about management's views on occupancy and average market rents trends.

Exhibit 99.2 to Form 6-K filed March 8, 2011

Consolidated Financial Statements

Consolidated Statements of Cashflow

10. We note that your preferred and common share dividends exceeded your cash flow from operating activities for the year ended December 31, 2010. Please tell us, and expand your liquidity disclosure in your MD&A to discuss the funding source for these additional dividend payments.

Notes to Consolidated Financial Statements

Note 8: Investment in Other Jointly Controlled Entities

11. We note that your investments in the BFP 245 Park Co. LLC and WFP Tower D Co. LP exceed 50%. Tell us how you determined that you were not required to consolidate these entities. Cite any relevant accounting literature in your response

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have questions regarding comments on the financial statements and related matters.  Please contact Angela McHale, Staff Attorney at (202)551-3402 or Tom Kluck, Legal Branch Chief at (202)551-3233 with any other questions.

                                        Sincerely,

                                        /s/ Tom Kluck for

                                        Kevin Woody
                                        Accounting Branch Chief